Exhibit 99.1

Summit Therapeutics plc

(‘Summit’, the ‘Company’ or the ‘Group’)

SUMMIT THERAPEUTICS REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2016 AND OPERATIONAL PROGRESS

Oxford, UK, 15 December 2016 – Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy (‘DMD’) and C. difficile infection (‘CDI’), today reports its financial results for the third quarter ended 31 October 2016.

Mr Glyn Edwards, Chief Executive Officer of Summit commented: “During the third quarter, we strengthened our DMD programme by entering into an exclusive collaboration and license agreement with Sarepta Therapeutics, granting European rights to our utrophin modulator pipeline, including our lead candidate, ezutromid. This collaboration gives us access to Sarepta’s DMD development, regulatory and commercial expertise, while strengthening our financial position with global research and development cost sharing and the potential for future milestones. Ultimately, we believe that combining our strengths through this collaboration could help to bring utrophin modulators to market, where we have the potential to benefit all patients with this muscle wasting disease.

“PhaseOut DMD, our Phase 2 proof of concept trial of ezutromid, is enrolling now in the UK and the US, and we are on track to report data from the first group of 24-week biopsies in the second or third quarter of 2017. These biopsies have the potential to demonstrate proof of mechanism for ezutromid through a change in the pattern of utrophin expression from baseline and an association of utrophin with mature muscle fibres – a phenomenon that we expect would only occur with drug treatment. This trial is expected to evaluate the F3 and F6 formulations of ezutromid that both have the potential to modulate utrophin over a wide range of exposures that could help us to maximise safety and efficacy in patients over longer-term dosing.

“With our CDI programme, we continue preparations for Phase 3 trials of ridinilazole, a novel antibiotic with potential as a front-line treatment for patients suffering from this serious bacterial infection. We look forward to a productive 2017 with both programmes.”

HIGHLIGHTS

Utrophin Modulation Programme for DMD

Exclusive Collaboration and License Agreement with Sarepta Therapeutics Inc. (‘Sarepta’)

•	Sarepta granted exclusive European rights to Summit’s utrophin modulator pipeline including ezutromid

•	Summit received upfront payment of $40 million and is eligible to receive up to $522 million in future ezutromid-related milestone payments plus sales royalties

•	Global research and development costs related to ezutromid and utrophin pipeline to be split 55%/45% (Summit/Sarepta) beginning in 2018

•	Summit is eligible to receive additional milestone payments and sales royalties for potential future generation candidate(s)

Ezutromid Clinical Development

•	Enrolment of patients into PhaseOut DMD Phase 2 clinical trial ongoing in the UK and US

•	New F6 formulation of ezutromid achieved over six-fold increase in maximum plasma levels in DMD patients compared to current F3 formulation in Phase 1 clinical trial; F6 to be evaluated alongside F3 formulation in ongoing PhaseOut DMD trial

•	Route to market strategy outlined that includes potential accelerated and conditional approval pathways in the US and Europe

•	Ezutromid received Fast Track designation and Rare Pediatric Disease designation from the US Food and Drug Administration

CDI Programme

•	Preparatory activities to support ridinilazole advancing into Phase 3 clinical trials ongoing

•	Treatment completed in exploratory Phase 2 clinical trial evaluating ridinilazole against fidaxomicin with top-line data expected to be reported in Q2 2017

Financial Highlights

•	Cash and cash equivalents at 31 October 2016 of £34.6 million compared to £16.3 million at 31 January 2016

•	Loss for the nine months ended 31 October 2016 of £16.4 million compared to a loss of £13.0 million for the nine months ended 31 October 2015 (adjusted – see Note 1, ‘Change in accounting policy’)

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialization of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Therapeutics
Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455

Cairn Financial Advisers LLP
(Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7213 0880

N+1 Singer
(Broker) Aubrey Powell / Jen Boorer	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact) Chris Erdman / Karen Sharma	Tel: +1 781 235 3060 cerdman@macbiocom.com ksharma@macbiocom.com

Consilium Strategic Communications (Financial public relations, UK) Mary-Jane Elliott / Sue Stuart / Jessica Hodgson / Lindsey Neville	Tel: +44 (0)20 3709 5700 summit@consilium-comms.com

Forward Looking Statements

Any statements in this press release about our future expectations, plans and prospects, including statements about development and potential commercialisation of our product candidates, the therapeutic potential of our product candidates, the timing of initiation, completion and availability of data from clinical trials, the potential benefits and future operation of the collaboration with Sarepta Therapeutics Inc., including any potential future payments thereunder, any other potential third-party collaborations and expectations regarding the sufficiency of our cash balance to fund operating expenses and capital expenditures, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,”

“target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for our foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that we make with the Securities and Exchange Commission, including our Annual Report on Form 20-F for the fiscal year ended 31 January 2016. In addition, any forward-looking statements included in this press release represent our views only as of the date of this release and should not be relied upon as representing our views as of any subsequent date. We specifically disclaim any obligation to update any forward-looking statements included in this press release.

OPERATIONAL REVIEW

Summit is seeking to develop a treatment for all patients affected with the fatal disorder DMD using its utrophin modulation technology. Summit is also advancing the development of a highly selective antibiotic to treat CDI.

Summit’s DMD utrophin modulation programme is a treatment approach independent of the underlying mutations in the dystrophin gene that cause the disease. Therefore, we believe this approach has the potential to benefit the entire patient population. Summit has established a leadership position in the field of utrophin modulation and is developing a pipeline of orally administered small molecule utrophin modulator product candidates. Summit’s most advanced utrophin modulator is ezutromid which is currently being evaluated in a Phase 2 proof of concept trial. Ezutromid has received orphan drug designation in the US and Europe, and Fast Track and Rare Pediatric Disease designations in the US.

Summit’s CDI product candidate is ridinilazole, a novel class antibiotic that has the potential to treat the initial infection and reduce recurrent disease, the key clinical issue in CDI. Ridinilazole markedly reduced recurrence rates and had a statistically superior rate of sustained clinical response (‘SCR’) compared to vancomycin in a Phase 2 proof of concept trial. Summit is currently evaluating its options for advancing ridinilazole into Phase 3 clinical trials. Ridinilazole has received Qualified Infectious Disease Product, or QIDP, designation and has been granted Fast Track designation in the US.

Duchenne Muscular Dystrophy: Utrophin Modulation Programme

Exclusive Collaboration and License Agreement with Sarepta Therapeutics Inc. (‘Sarepta’)

In October 2016, Summit announced an exclusive collaboration and license agreement with Sarepta. This granted Sarepta rights to Summit’s utrophin modulator pipeline in the European Union, Switzerland, Norway, Iceland, Turkey and the Commonwealth of Independent States, with an option for Latin American rights. Summit retains commercialization rights in all other countries, including the key markets of the US and Japan.

Under the terms of the agreement, Summit has received an upfront payment of $40 million, and will be eligible for future ezutromid-related development, regulatory and sales milestone payments totalling up to $522 million. This includes $42 million in respect of specified development milestones (including a $22 million milestone upon the first dosing of the last patient in Summit’s PhaseOut DMD trial, payable on or after 1 April 2017), $150 million in respect of specified regulatory milestones and a potential $330 million from specified sales milestones. In addition, Summit is eligible for escalating royalties ranging from a low to high teens percentage of net sales in the licensed territories. Beginning in 2018, Summit and Sarepta will share at a 55%/45% split specified global research and development costs related to ezutromid and future generation utrophin modulators. If Sarepta elects to exercise its option for Latin American rights, Summit would be entitled to additional fees, milestones and royalties. Summit will also be eligible to receive development and regulatory milestones related to potential future generation utrophin modulator candidate(s).

Ezutromid: Phase 2 Proof of Concept Trial

PhaseOut DMD is a Phase 2 clinical trial evaluating ezutromid in patients with DMD, and it aims to establish proof of concept for this utrophin modulator. The 48-week open-label trial is expected to enrol up to 40 boys ranging in age from their fifth to their tenth birthdays.

Enrolment of patients into PhaseOut DMD is ongoing at sites in the UK and US. The Company anticipates reporting 24-week muscle biopsy data from the first group of patients in Q2 or Q3 2017.

DMD is characterised by high levels of muscle degeneration caused by the absence of functional dystrophin. Muscle fibres consequently enter into a cycle of repair and degeneration that over time leads to fat infiltrating into muscle, loss of ambulation and loss of other functional abilities. Ezutromid aims to maintain production of utrophin so that it can substitute for the missing dystrophin. This has potential to allow muscle fibres to mature and so reduce the level of muscle degeneration, reduce the rate of fat infiltration and reduce the rate of decline in functional abilities. PhaseOut DMD is assessing all these factors through various techniques including use of muscle biopsy to evaluate utrophin expression and muscle fibre regeneration and maturity, magnetic resonance imaging to measure fat infiltration, and various functional tests including the North Star Ambulatory Assessment and the six minute walk test.

Ezutromid: Phase 1 New Formulation Trial

Summit announced in August 2016 results from a Phase 1 clinical trial that showed a new formulation of ezutromid called F6 achieved a substantial increase in plasma exposure in patients compared to the current clinical formulation called F3. The trial evaluated the pharmacokinetics and safety of three fixed doses (250mg, 500mg and 1,000mg twice a day) of the F6 formulation in patients aged between five and nine years who followed a modified diet. At the highest dose, the five evaluable patients achieved an average maximum concentration of 390ng/mL on day 7, the final day of dosing. This was a six-fold increase in maximum plasma levels compared to formulation F3 but were achieved with two-fifths of the dose of ezutromid.

Summit plans to test the F6 formulation alongside the F3 formulation in the ongoing PhaseOut DMD clinical trial. It is anticipated that up to ten of the patients enrolled in the US will be dosed with F6 to evaluate safety and efficacy. The two formulations of ezutromid have the potential to modulate the expression of utrophin, and the inclusion of F6 will provide a greater understanding of the potential relationship between drug exposure and clinical benefit.

Ezutromid: Commercialisation Strategy

Summit outlined in August 2016 its strategy for the future development of ezutromid. The Company plans to conduct a randomised, placebo controlled trial designed with the potential to support accelerated and conditional regulatory approvals in the United States and Europe respectively. Assuming positive interim data from PhaseOut DMD, it is anticipated that this trial would start in the second half of 2017, with data available for potential regulatory filings in 2019. Summit also expects to conduct a separate confirmatory clinical trial designed to support full product approvals in major territories.

Development of Biomarkers

As highlighted, a key endpoint in the PhaseOut DMD trial is measurement of utrophin and muscle regeneration biomarkers from muscle biopsies. Summit, in collaboration with Flagship Biosciences Inc., has been developing an automated, digital analysis tool to precisely measure muscle maturity and integrity and utrophin expression in individual fibres, and data from this research were presented at the 21st Congress of the World Muscle Society held in Granada, Spain, in October 2016. This research represents an important step in helping to further our understanding of the potential benefits of utrophin modulator therapies such as ezutromid.

Fast Track and Rare Pediatric Disease Designations

In September, ezutromid was granted two separate designations by the US FDA in the treatment of DMD: Fast Track and Rare Pediatric Disease. Fast Track designation provides the Company with advantages such as opportunities for more frequent interactions with the FDA during all aspects of development, submission of a New Drug Application (‘NDA’) on a rolling basis, and eligibility for accelerated approval and priority review. Rare Pediatric Disease designation could qualify Summit for a Priority Review Voucher upon the approval of ezutromid, which could be used for a subsequent marketing application or sold or transferred an unlimited number of times (although only used once). The Priority Review Voucher programme was extended on 13 December 2016 through the enactment of the 21st Century Cures Act, under which a drug designated as a Rare Pediatric Disease can receive a voucher if approved before 1 October 2022.

DMD Community Website

On 12 September 2016, Summit launched www.utrophintrials.com, an online resource on utrophin and Summit’s utrophin modulator clinical trials, in an effort to broaden the Company’s relationship with the Duchenne community as it advances ezutromid and other utrophin modulators.

C. difficile Infection Programme

Summit has generated a comprehensive package of data supporting the potential of the novel class antibiotic ridinilazole as a new front-line treatment of infections caused by the bacteria Clostridium difficile. The Phase 2 proof of concept trial called CoDIFy showed ridinilazole outperformed the antibiotic vancomycin, which is the current standard of care. Ridinilazole demonstrated a large numerical reduction in rates of recurrent disease compared to vancomycin with this difference driven by ridinilazole outperforming vancomycin in the preservation of the gut microbiome.

Recurrence of CDI, and the failure to subsequently achieve a sustained clinical response after treatment, is a major issue in the management of the disease, as collateral damage to the gut microbiome by antibiotics such as vancomycin leaves patients vulnerable to disease recurrence.

Phase 3 preparations are ongoing as the Company continues to explore options to support the future development of ridinilazole with a view to maximising the potential commercial value of this antibiotic. Summit’s preference remains finding a third party collaborator although the Company continues to actively explore other potential options, including funding from government and non-profit organisations.

In parallel, Summit is undertaking an exploratory Phase 2 trial called CoDIFy 2 to evaluate ridinilazole against the antibiotic fidaxomicin. This trial is intended to further understand the impact of ridinilazole on a number of disease parameters, including its impact on patients’ gut microbiomes to help inform the design of the Phase 3 clinical programme for ridinilazole. Dosing of patients in this trial has now completed, and Summit expects to report top-line data, including analysis of the microbiome, during Q2 2017.

The development of ridinilazole has been financially supported by Seeding Drug Discovery and Translational Awards both from the Wellcome Trust.

FINANCIAL REVIEW

Revenue

As part of the exclusive collaboration and license agreement entered into with Sarepta, the Company received an upfront payment of £32.9 million. Of this amount, £0.6 million was recognised during the three months ended 31 October 2016. The remaining £32.3 million of the upfront payment is classified as deferred income and will be recognised as revenue over the development period. See Note 1, ‘New accounting policy – Revenue Recognition.’

Other Operating Income

Other operating income for the three months ended 31 October 2016 was £nil compared to £0.3 million for the three months ended 31 October 2015. Other operating income for the nine months ended 31 October 2016 was £0.07 million compared to £1.1 million (adjusted – see Note 1, ‘Change in accounting policy’) for the nine months ended 31 October 2015. All monies and income attributed to the funding agreement with the Wellcome Trust have now been received and accounted for with the completion of our CoDIFy Phase 2 clinical trial of ridinilazole. Income recognised as part of the funding from Innovate UK for the DMD programme was lower in the nine months ended 31 October 2016 as compared to the nine months ended 31 October 2015, with no income recognised in the three months ended 31 October 2016. The decrease in income is in line with the achievement of milestones under the funding agreement. Further, in September 2016, the Company elected to withdraw from the Innovate UK funding agreement in order to enable the Company to take advantage of more tax efficient opportunities related to research and development expenditure.

Operating Expenses

Research and Development Expenses

Research and development expenses decreased by £0.5 million to £4.0 million for the three months ended 31 October 2016 from £4.5 million for the three months ended 31 October 2015. The decrease is driven by the completion of our CoDIFy Phase 2 clinical trial of ridinilazole. Research and development expenses increased by £2.3 million to £14.2 million for the nine months ended 31 October 2016 from £11.9 million for the nine months ended 31 October 2015. This increase reflected an overall increase in investment in the DMD programme and an increase in research and development related staffing costs driven by an increase in research and development related headcount.

General and Administration Expenses

General and administration expenses increased by £0.6 million to £1.9 million for the three months ended 31 October 2016 from £1.3 million for the three months ended 31 October 2015. General and administration expenses increased by £1.8 million to £5.2 million for the nine months ended 31 October 2016 from £3.4 million for the nine months ended 31 October 2015. These increases were primarily due to continuing additional corporate costs associated with being a publicly traded company in the United States as well as in the United Kingdom and an increase in staff related costs offset by a favourable exchange rate variance for both the three months ended 31 October 2016 and nine months ended 31 October 2016.

Finance Costs

Following an IFRS IC agenda decision in May 2016 on the application of IAS 20 ‘Government Grants,’ the Company has changed its accounting policy regarding charitable funding arrangements from the Wellcome Trust and US Not for Profit organisations. See Note 1 – ‘Change in accounting policy.’ Finance costs relate to the subsequent re-measurement of the financial liability recognised in respect of funding arrangements and the unwinding of the discounts associated with the liabilities. Finance costs decreased by £0.3 million to £0.2 million for the three months ended 31 October 2016 from £0.5 million for the three months ended 31 October 2015 (adjusted). Finance costs decreased by £0.1 million to £0.7 million for the nine months ended 31 October 2016 from £0.8 million for the nine months ended 31 October 2015 (adjusted).

Cash Flows

Operating Activities

For the nine months ended 31 October 2016, the Company generated £17.9 million in cash from operating activities. This compares to net cash used in operating activities of £11.2 million for the nine months ended 31 October 2015. This net movement of £29.1 million was driven by the receipt of a £32.9 million upfront payment received as part of the exclusive collaboration and licensing agreement entered into with Sarepta. This was offset by an increase in research and development expenditure and general and administrative expenditure during the nine months ended 31 October 2016, offset by a £1.6 million increase in the amount of research and development tax credit received during the nine months ended 31 October 2016, which totalled £3.0 million.

Investing Activities

Net cash used in investing activities for the nine months ended 31 October 2016 and the nine months ended 31 October 2015 includes the net amount of bank interest received on cash deposits less amounts paid to acquire property, plant and equipment.

Financing Activities

Net cash inflow from financing activities for the nine months ended 31 October 2016 relates to proceeds from the exercise of warrants and the exercise of share options during the nine months ended 31 October 2016. For the nine months ended 31 October 2015, the Company received net cash inflow related to proceeds from the sale of the Company’s equity securities and exercise of share options, net of expenses.

Financial position

As at 31 October 2016, total cash and cash equivalents held were £34.6 million (31 January 2016: £16.3 million).

Glyn Edwards	Erik Ostrowski
Chief Executive Officer	Chief Financial Officer

15 December 2016

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

For the three months ended 31 October 2016

	Note	Three months ended 31 October 2016 $000s	Three months ended 31 October 2016 £000s	Adjusted* Three months ended 31 October 2015 £000s
Revenue		703	576	—
Other operating income		—	—	326
Operating expenses
Research and development		(4,830)	(3,955)	(4,502)
General and administration		(2,327)	(1,906)	(1,301)

Total operating expenses		(7,157)	(5,861)	(5,803)

Operating loss		(6,454)	(5,285)	(5,477)
Finance income		2	1	8
Finance cost		(501)	(243)	(587)

Loss before income tax		(6,953)	(5,527)	(6,056)
Income tax		1,154	945	761

Loss for the period		(5,799)	(4,582)	(5,295)
Other comprehensive income / (losses)
Exchange differences on translating foreign operations		34	28	(5)

Total comprehensive loss for the period		(5,765)	(4,554)	(5,300)

Basic and diluted loss per Ordinary Share from operations	2	(9)cents	(8)pence	(9)pence

*	See Note 1 – ‘Change in accounting policy’

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

For the nine months ended 31 October 2016

		Nine months ended 31 October 2016	Nine months ended 31 October 2016	Adjusted* Nine months ended 31 October 2015
	Note	$000s	£000s	£000s
Revenue		703	576	—
Other operating income		88	72	1,058
Operating expenses
Research and development		(17,292)	(14,160)	(11,859)
General and administration		(6,412)	(5,250)	(3,378)

Total operating expenses		(23,704)	(19,410)	(15,237)

Operating loss		(22,913)	(18,762)	(14,179)
Finance income		8	7	24
Finance cost		(790)	(647)	(805)

Loss before income tax		(23,695)	(19,402)	(14,960)
Income tax		3,610	2,956	1,945

Loss for the period		(20,085)	(16,446)	(13,015)
Other comprehensive income
Exchange differences on translating foreign operations		53	43	(2)

Total comprehensive loss for the period		(20,032)	(16,403)	(13,017)

Basic and diluted loss per Ordinary Share from operations	2	(33)cents	(27)pence	(22)pence

*	See Note 1 – ‘Change in accounting policy’

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (unaudited)

As at 31 October 2016

		31 October 2016	31 October 2016	Adjusted* 31 January 2016
		$000s	£000s	£000s
ASSETS
Non-current assets
Goodwill		811	664	664
Intangible assets		4,241	3,473	3,473
Property, plant and equipment		139	114	83

		5,191	4,251	4,220
Current assets
Prepayments and other receivables		1,348	1,104	1,519
Current tax receivable		3,624	2,967	3,014
Cash and cash equivalents		42,293	34,632	16,304

		47,265	38,703	20,837

Total assets		52,456	42,954	25,057

LIABILITIES
Non-current liabilities
Provisions for other liabilities and charges		(104)	(85)	(73)
Deferred income	4	(30,948)	(25,343)	—
Deferred tax liability		(811)	(664)	(664)
Financial liabilities on funding arrangements	1	(6,965)	(5,703)	(5,034)

		(38,828)	(31,795)	(5,771)
Current liabilities
Trade and other payables		(3,858)	(3,158)	(3,206)
Deferred income		(8,440)	(6,912)	—

		(12,298)	(10,070)	(3,206)

Total liabilities		(51,126)	(41,865)	(8,977)

Net assets		1,330	1,089	16,080

EQUITY
Share capital		755	618	613
Share premium account		56,669	46,405	46,035
Share-based payment reserve		5,854	4,794	3,757
Merger reserve		(2,372)	(1,943)	(1,943)
Special reserve		24,415	19,993	19,993
Currency translation reserve		79	64	21
Accumulated losses reserve		(84,070)	(68,842)	(52,396)

Total equity		1,330	1,089	16,080

*	See Note 1 – ‘Change in accounting policy’

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

For the nine months ended 31 October 2016

	Nine months ended 31 October 2016 $000s	Nine months ended 31 October 2016 £000s	Adjusted* Nine months ended 31 October 2015 £000s
Cash flows from operating activities
Loss before income tax	(23,695)	(19,402)	(14,960)

Adjusted for:
Finance income	(8)	(7)	(24)
Finance cost	790	647	805
Foreign exchange gain	(245)	(201)	(10)
Depreciation	45	37	27
Amortisation of intangible fixed assets	10	8	7
Increase in provisions	15	12	21
Research and development expenditure credit	(4)	(3)	(26)
Share-based payment	1,266	1,037	871

Adjusted loss from operations before changes in working capital	(21,826)	(17,872)	(13,289)

Decrease in prepayments and other receivables	710	581	1,487
Increase in deferred income	39,388	32,255	—
Decrease in trade and other payables	(46)	(40)	(775)

Cash generated from / (used by) operations	18,226	14,924	(12,577)
Taxation received	3,670	3,005	1,401

Net cash generated from / (used by) operating activities	21,896	17,929	(11,176)

Investing activities
Purchase of property, plant and equipment	(53)	(43)	(59)
Interest received	8	7	24

Net cash used in investing activities	(45)	(36)	(35)

Financing activities
Proceeds from issue of share capital	—	—	26,101
Transaction costs on share capital issued	—	—	(4,187)
Proceeds from exercise of warrants	131	107	—
Exercise of share options	328	268	222
Cash received from funding arrangements accounted for as financial liabilities	28	23	—

Net cash generated from financing activities	487	398	22,136

Increase in cash and cash equivalents	22,338	18,291	10,925

Effect of exchange rates in cash and cash equivalents	45	37	—

Cash and cash equivalents at beginning of the period	19,910	16,304	11,265

Cash and cash equivalents at end of the period	42,293	34,632	22,190

*	See Note 1 – ‘Change in accounting policy’

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)

Nine months ended 31 October 2016

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 1 February 2016 (adjusted*)	613	46,035	3,757	(1,943)	19,993	21	(52,396)	16,080
Loss for the period	—	—	—	—	—	—	(16,446)	(16,446)
Currency translation adjustment	—	—	—	—	—	43	—	43

Total comprehensive loss for the period	—	—	—	—	—	43	(16,446)	(16,403)
New share capital issued from exercise of warrants	2	105	—	—	—	—	—	107
Share options exercised	3	265	—	—	—	—	—	268
Share-based payment	—	—	1,037	—	—	—	—	1,037

At 31 October 2016	618	46,405	4,794	(1,943)	19,993	64	(68,842)	1,089

Year ended 31 January 2016 (adjusted*)

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 1 February 2015	411	24,101	2,597	(1,943)	19,993	62	(32,259)	12,962
Loss for the year	—	—	—	—	—	—	(20,137)	(20,137)
Currency translation adjustment	—	—	—	—	—	(41)	—	(41)

Total comprehensive loss for the year	—	—	—	—	—	(41)	(20,137)	(20,178)
New share capital issued	198	25,903	—	—	—	—	—	26,101
Transaction costs on share capital issued	—	(4,187)	—	—	—	—	—	(4,187)
Share options exercised	4	218	—	—	—	—	—	222
Share-based payment	—	—	1,160	—	—	—	—	1,160

At 31 January 2016	613	46,035	3,757	(1,943)	19,993	21	(52,396)	16,080

Nine months ended 31 October 2015 (adjusted*)

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 1 February 2015	411	24,101	2,597	(1,943)	19,993	62	(32,259)	12,962
Loss for the period	—	—	—	—	—	—	(13,015)	(13,015)
Currency translation adjustment	—	—	—	—	—	(2)	—	(2)

Total comprehensive loss for the period	—	—	—	—	—	(2)	(13,015)	(13,017)
New share capital issued	198	25,903	—	—	—	—	—	26,101
Transaction costs on share capital issued	—	(4,187)	—	—	—	—	—	(4,187)
Share options exercised	4	218	—	—	—	—	—	222
Share-based payment	—	—	871	—	—	—	—	871

At 31 October 2015	613	46,035	3,468	(1,943)	19,993	60	(45,274)	22,952

*	See Note 1 – ‘Change in accounting policy’

NOTES TO THE FINANCIAL STATEMENTS

For the three and nine months ended 31 October 2016

1. Basis of accounting

The unaudited consolidated interim financial statements of Summit and its subsidiaries (the ‘Group’) for the nine months ended 31 October 2016 have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) and International Financial Reporting Interpretations Committee (‘IFRIC’) interpretations as issued by the International Accounting Standards Board and as adopted by the European Union and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS including those applicable to accounting periods ending 31 January 2017 and the accounting policies set out in Summit’s consolidated financial statements. They do not include all the statements required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at 31 January 2016 (the ‘2016 Accounts’). The 2016 Accounts, on which the Company’s auditors delivered an unqualified audit report, have been delivered to the Registrar of Companies following the 2016 Annual General Meeting.

The interim financial statements are prepared in accordance with the historical cost convention. Whilst the financial information included in this announcement has been prepared in accordance with IFRSs as issued by the International Accounting Standards Board and adopted for use in the European Union, this announcement does not itself contain sufficient information to comply with IFRSs.

The interim financial statements have been prepared assuming the Group will continue on a going concern basis.

The financial information for the three and nine month periods ended 31 October 2016 and 2015 are unaudited.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Consolidated Balance Sheet as at 31 October 2016, in the Consolidated Income Statement for the three and nine months ended 31 October 2016 and in the Consolidated Cash Flow Statement for the nine months ended 31 October 2016 have been translated into US dollars at the rate on 31 October 2016 of $1.2212 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US dollars at that or any other exchange rate as at that or any other date.

The Board of Directors of the Company approved this statement on 15 December 2016.

Change in accounting policy

Following an IFRS IC agenda decision in May 2016 on the application of IAS 20 ‘Government Grants,’ the Company has changed its accounting policy regarding charitable funding arrangements from the Wellcome Trust and US Not for Profit organisations.

In exchange for the funding provided, these arrangements require the company to pay royalties on potential future revenues generated from these projects and also give the counterparties certain rights over the intellectual property if the compound is not exploited. The IFRIC decision has clarified that such arrangements result in a financial liability. The estimate of the financial liability is initially recognised at fair value using a discounted cash flow model with the difference between the fair value of the liability and the cash received considered to represent a charitable grant.

When determining the fair value on initial recognition, the significant assumptions in the model include the estimation of the timing and the probability of successful development leading to commercialisation of the project related results and related estimates of future cash flows. Estimated future cash flows include expected sources of revenue (including commercial sales and upfront payments, milestone payments and royalties from potential licensing arrangements) and are calculated using estimated geographical market share and associated pricing.

The financial liability is subsequently measured at amortised cost using a discounted cash flow model which calculates the risk adjusted present values of estimated potential future cash flows for the respective projects related to the Wellcome Trust and US Not for Profit agreements. The financial liability is re-measured when there is a specific significant event that provides evidence of a significant change in the probability of successful development such as the completion of a phase of research or changes in use or market for a product. The model will be updated for changes in the clinical probability of success and other associated assumptions with the discount rate remaining consistent within the model.

Re-measurements of the financial liability are recognised in the income statement as finance costs. Grant income is recognised as other operating income in accordance with International Accounting Standard 20, ‘Accounting for Government Grants and Disclosure of Government Assistance,’ at the same time as the underlying expenditure is incurred, provided that there is reasonable assurance that the Group will comply with the conditions.

This change in accounting policy has been reflected retrospectively in these financial statements.

The impact of this change in accounting policy on the consolidated financial statements is a reduction in other income historically recognised, a change in the level of accrued income accounted for as grant income and the recognition of a financial liability and finance costs associated with the unwinding of the discount.

Impact on Consolidated Interim Statement of Comprehensive Income	Original Nine months ended 31 October 2015 £000	Adjusted Nine months ended 31 October 2015 £000	Impact £000
Other operating income	1,208	1,058	(150)
Finance costs	—	(805)	(805)

	1,208	253	(955)

Impact on Consolidated Statement of Financial Position	Original 31 January 2016 £000	Adjusted 31 January 2016 £000	Impact £000
Prepayments and other receivables	1,538	1,519	(19)
Financial liabilities on funding arrangements	—	(5,034)	(5,034)
Accumulated losses reserve	(47,343)	(52,396)	(5,053)

Impact on Consolidated Statement of Cash Flows	Original Nine months ended 31 October 2015 £000	Adjusted Nine months ended 31 October 2015 £000	Impact £000
Loss before income tax	(14,005)	(14,960)	(955)
Adjusted for:
Finance costs	—	805	805
Decrease in trade and other payables	(925)	(775)	150

New accounting policy – Revenue Recognition

As a result of the exclusive collaboration and licensing agreement entered into with Sarepta Therapeutics Inc., the following revenue recognition policy has been adopted. See Note 4 – ‘Collaboration and License Agreement with Sarepta Therapeutics Inc.’

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business net of value added tax and other sales-related taxes. The Group recognises revenue when the amount can be reliably measured; when it is probable that future economic benefits will flow to the Group; and when specific criteria have been met for each of the Group’s activities.

Collaboration revenues consist of revenues generated from collaborative research and development arrangements. Such agreements may consist of multiple elements and provide for varying consideration terms, such as upfront, development, regulatory and sales milestones and sales royalties and similar payments. Where such arrangements can be divided into separate units of accounting (each unit constituting a separate earnings process), the arrangement consideration is allocated to the different units based on their relative fair values and recognised over the respective performance period.

Revenues from non-refundable, upfront payments are assessed as to whether they relate to the provision of a license or development services. Upfront payments classified as the provision of a license are recognised in full immediately while revenue related to further development services are initially reported as deferred income on the Consolidated Statement of Financial Position and are recognised as revenue over the development period.

Development and approval milestone payments are recognised as revenue based on the percentage of completion method on the assumption that all stages will be completed successfully, but with cumulative revenue recognised limited to non-refundable amounts already received or reasonably certain to be received.

Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreement, provided that it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably.

Sales related milestone payments are recognised in full in the period in which the relevant milestone is achieved.

2. Loss per share calculation

The loss per Ordinary Share has been calculated by dividing the loss for the period by the weighted average number of Ordinary Shares in issue during the nine month period to 31 October 2016: 61,457,313 and during the three month period to 31 October 2016: 61,571,215 (for the nine month period to 31 October 2015: 58,354,036 and for the three month period to 31 October 2015: 61,290,740).

Since the Group has reported a net loss, diluted loss per ordinary share is equal to basic loss per ordinary share.

3. Issue of share capital

On 14 April 2016, the number of Ordinary Shares increased to 61,467,785 following the exercise of warrants over 177,045 Ordinary Shares at an exercise price of 60 pence per share. The issue of shares raised net proceeds of £0.1 million.

During the nine month period to 31 October 2016, the following exercise of share options took place:

Date	Number of options exercised
June 28, 2016	16,667
October 6, 2016	238,804
October 7, 2016	77,500
October 14, 2016	3,560
October 24, 2016	11,000

347,531

The total net proceeds from exercised share options during the period was £0.27 million.

Following the exercise of the above share options, the number of Ordinary Shares in issue was 61,815,316.

All new Ordinary Shares rank pari passu with existing Ordinary Shares.

4. Collaboration and License Agreement with Sarepta Therapeutics Inc.

On 4 October 2016, Summit announced its entry into an exclusive Collaboration and License Agreement (the ‘Collaboration Agreement‘) with Sarepta Therapeutics Inc. (‘Sarepta‘), pursuant to which the Company granted Sarepta the exclusive right to commercialize products in the Company’s utrophin modulator pipeline in the European Union, Switzerland, Norway, Iceland, Turkey and the Commonwealth of Independent States (the ‘Licensed Territory‘). Such products include the Company’s lead product candidate, ezutromid, for the treatment of Duchenne muscular dystrophy and its second generation and future generation small molecule utrophin modulators. The Company also granted Sarepta an option to expand the Licensed Territory to include Latin America. The Company retains commercialization rights in the rest of the world. Under the terms of the Collaboration Agreement, Summit received an upfront payment of $40.0 million (£32.9 million) from Sarepta. The terms of the contract have been assessed and the Company believe the development services to be indistinguishable and as a result the upfront payment has been initially reported as deferred income on the Consolidated Statement of Financial Position and is being recognised as revenue over the development period. In addition, the Company will be eligible to receive specified development, regulatory and potential sales milestones related to ezutromid and Summit’s second generation and future generation small molecule utrophin modulators. Summit is also eligible for escalating royalties ranging from a low to high teens percentage of net sales in the Licensed Territories.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (MAR).

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